UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
International Fight League, Inc.

Full Name of Registrant
N/A

Former Name if Applicable

7365 Main Street, #191

Address of Principal Executive Office (Street and Number)
Stratford, CT 06614

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☑
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
International Fight League, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three month ended June 30, 2009 within the prescribed time period because the Company could not complete the preparation of the required information without unreasonably effort and expense due to shortage of staff.
PART IV — OTHER INFORMATION
1.	Name and telephone number of person to contact in regard to this notification

Michael C. Keefe	347	563.0060
(Name)	(Area Code)	(Telephone Number)
2.	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

3.	Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Fight League, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FIGHT LEAGUE, INC.
Date:	August 14, 2009	By:	/s/ Michael C. Keefe

Name: Michael C. Keefe
Title: President, Chief Financial Officer and General Counsel

International Fight League, Inc.
Attachment to Form 12b-25 for
Form 10-Q for quarter ended June 30, 2009
The reported results are expect to be material different for the corresponding period of the last fiscal year due to the bankruptcy of the registrant’s operating subsidiary and the deconsolidation of that subsidiary, the sale of substantially all of the registrants assets and the inactive nature of the registrant’s business operations. These facts have been previously reported in the registrant’s Annual Report on Form 10-K for the year ended December 31, 2008.